Filed by NewHold Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-39417

Subject Company: Evolv Technologies, Inc.

EMAIL SUBJECT: Evolv Plans to Go Public on NASDAQ!

***Please keep this memo confidential***

Dear Evolvers,

We are excited to announce a remarkable milestone for Evolv as we plan to go public and list our stock on NASDAQ. This milestone will be accomplished through a merger with an already publicly traded special purpose acquisition company (SPAC), NewHold Investment Corp. (“NewHold”) (NASDAQ: NHIC).

We will continue to operate under the Evolv name and there will be no substantive changes to our team or how we do business. As NHIC is already listed on NASDAQ, Evolv will become a public company when the deal is complete in a few months, trading on NASDAQ under the new ticker symbol EVLV. The boards of directors of both Evolv and NHIC have unanimously approved the proposed transaction, which is expected to be completed in Q2 of 2021

There is work to be done in order to close this transaction and we are thrilled to be partnering with the NewHold team. Once the merger is closed, it will deliver significant financial resources to accelerate our strategic growth plans, and substantially enhance our balance sheet. With the proceeds we are raising from this transaction, we will be armed with the capital necessary to accelerate and build upon our leadership position, transforming the physical security world to improve the safety and well-being of our customers and their visitors, employees and students all over the world.

As we enter this new chapter, there are some rules we must all follow. The SEC has strict guidelines governing publicity. To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials. Accordingly, I ask that you refrain from making statements about our company or the proposed transaction in open forums (e.g., online, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective employees, clients, business partners, the press, etc.).

If you plan to communicate anything via social media, the only acceptable comment is, “We(I) am excited about today’s announcement.”

If you are asked about the process of going public, company fundamentals, or anything about the proposed transaction, the best response is, “We’re really proud and humbled, but I don’t know much about it.” If pushed further, you can say, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Should you receive any press inquiries, please forward details of the inquiry to Dana Loof - 415.244.7863 or dloof@evolvtechnology.com - who can help handle media requests appropriately during this sensitive time. Understanding that communications are highly regulated through this process, please know that we will continue to share updates with you as we have more to report.

It is an exciting time for all of us at Evolv and I want to take this moment to thank everyone for your continued hard work, dedication, partnership and support toward helping us achieve our company vision and business objectives. We look forward to working together in this next phase of our business evolve-olution, as we help our customers open safely and provide a better security experience for their visitors, employees and students.

Please join us for a Town Hall call at 9:30am ET where we will cover this announcement further. You should have received the invitation by now. There will be additional forums today to discuss this news within your team/department, as well as do a deeper dive with Evolv GC Eric Pyenson and CFO Peter Faubert.

Thank you for all that you do for Evolv./peter

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between NewHold Investment Corp. (“NewHold”) and Evolv Technologies, Inc. (“Evolv”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NewHold’s securities, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of March 5, 2021 (the “Merger Agreement”), by and among NewHold, Evolv and NHIC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NewHold, by the stockholders of NewHold, the satisfaction of the minimum trust account amount following redemptions by NewHold’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Evolv Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Evolv and potential difficulties in Evolv employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Evolv or against NewHold related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of NewHold’s securities on a national securities exchange, (xi) the price of NewHold’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which NewHold plans to operate or Evolv operates, variations in operating performance across competitors, changes in laws and regulations affecting NewHold’s or Evolv’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in Evolv’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NewHold’s registration on Form S-1 (File No. 333-239822), the registration statement on Form S-4 discussed above and other documents filed by NewHold from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law NewHold and Evolv assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NewHold nor Evolv gives any assurance that either NewHold or Evolv or the combined company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond NewHold’s and Evolv’s control. While all projections are necessarily speculative, NewHold and Evolv believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that NewHold and Evolv, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between NewHold and Evolv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. NewHold intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of NewHold, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NewHold stockholders. NewHold also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NewHold are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NewHold through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from NewHold upon written request to NewHold Investment Corp., c/o NewHold Enterprises, LLC, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, Attn: Charlie Baynes-Reid, or by calling (212) 653-0153, or by email at info@newholdllc.com.

Participants in the Solicitation

NewHold and Evolv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NewHold’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NewHold and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

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